UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CEC ENTERTAINMENT, INC.

(Names of Subject Company (Issuer))

Q MERGER SUB INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

QUESO HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

APOLLO MANAGEMENT VIII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

Q Merger Sub Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Steven A. Cohen

Ronald C. Chen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$946,665,414	$121,931
*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 17,530,841 shares of common stock, par value $0.10 per share, at $54.00 per share. This includes (i) 16,971,366 shares of unrestricted common stock outstanding on the date hereof and (ii) 559,475 shares of restricted stock outstanding on the date hereof.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the Transaction Value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$121,931	Filing Party:	Q Merger Sub Inc.
Form or Registration No.:	Schedule TO	Date Filed:	January 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Queso Holdings Inc. (“Parent”), a Delaware corporation, Q Merger Sub Inc. (the “Offeror”), a Kansas corporation and a wholly owned subsidiary of Parent, and Apollo Management VIII, L.P., a Delaware limited partnership, with the Securities and Exchange Commission on January 16, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Offeror for all of the outstanding common stock, par value $0.10 per share (the “Common Stock”), and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 15, 2014, between CEC Entertainment, Inc., a Kansas corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent, (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company at a price of $54.00 per share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 16, 2014 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 through 9 and ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby amended by deleting and replacing in its entirety the reference to “closing of the Offer (the “Offer Closing”)” in the second paragraph under the question “Do you have the financial resources to make payment?” with “Offer Closing (as hereinafter defined)”.

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended by adding “provide that such” immediately following “which” in the second paragraph under the question “Do you have the financial resources to make payment?”.

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended by adding “provide that such” immediately following “which” in the first bullet of the second paragraph under the question “What are the most significant conditions to the Offer?”.

The disclosure set forth in the Offer to Purchase under Section 7 – “Certain Information Concerning the Company” is hereby amended by deleting and replacing in its entirety the sentence “None of Parent, the Offeror or the Company or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections or makes any representation to any stockholder regarding the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.” in the paragraph following the subheading “Certain Projections” with “None of Parent, the Offeror or the Company or any of their respective affiliates or representatives intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events.”

The disclosure set forth in the Offer to Purchase under Section 7 – “Certain Information Concerning the Company” is hereby further amended by deleting and replacing in its entirety the first table following the subheading “Certain Projections” with the following table:

Summary Financial Projections

($ in millions)

	Historical			Projected
	2011A	2012A	2013E	2014E	2015E	2016E	2017E
Income Statement Summary
% Comp Sales Growth	(2.0)%	(2.9)%	0.5%	3.0%	2.0%	2.0%	2.0%

Total Revenue	$821	$803	$826	$879	$915	$954	$994

% Growth	0.5%	(2.2)%	2.9%	6.3%	4.2%	4.2%	4.3%

Adj EBITDA[1]	$185	$169	$173	$194	$203	$216	$231

% Margin	22.6%	21.0%	20.9%	22.1%	22.2%	22.6%	23.2%

Net Income	$55	$44	$51	$63	$68	$75	$85

% Growth	1.8%	(20.7)%[1]	7.0%	23.3%	7.6%	11.2%	12.4%

Cash Flow Summary
Cash Flow from Operations	177	137	139	133	136	145	156

Total Capital Expenditures	(95)	(99)	(76)	(73)	(70)	(71)	(70)

Free Cash Flow	$83	$38	$63	$61	$66	$74	$86

Source: Company management

(1)	Excludes one-time charges, including asset impairment and asset write-off.

The disclosure set forth in the Offer to Purchase under Section 7 – “Certain Information Concerning the Company” is hereby further amended by adding the following text at the end of such section:

Non-GAAP Financial Measures. The Company reports and discusses its operating results using financial measures consistent with GAAP. From time to time in the course of financial presentations, earnings conference calls or otherwise, the Company may disclose certain non-GAAP financial measures. The Company generally has not previously disclosed Adjusted EBITDA in its financial results but we have disclosed it herein on a preliminary basis for the fiscal year ended December 29, 2013 because it was a metric provided to us by the Company in connection with our due diligence. The Company believes disclosure of this information on a preliminary basis could be useful to the Company’s stockholders in evaluating the Offer. The non-GAAP financial measures should not be viewed as alternatives or substitutes for the Company’s reported GAAP results. A reconciliation to the most directly comparable GAAP financial measure to Adjusted EBITDA is below (in millions):

	2011A	2012A	Preliminary Fiscal Year 2013	2013E	2014E	2015E	2016E	2017E
Total revenues	$821	$803	$822	$826	$879	$915	$954	$994

Net income	55	44	48	51	63	68	75	85
Interest expense	9	9	8	8	9	9	9	7
Income taxes	34	26	28	31	39	42	47	53
Depreciation and amortization	81	80	79	79	80	81	82	83

EBITDA	$179	$159	$163	$169	$191	$200	$213	$228

Asset impairments	3	7	3	1	1	1	1	1
Loss on sale of assets	3	3	3	3	2	2	2	2

Adjusted EBITDA	$185	$169	$169	$173	$194	$203	$216	$231

Adjusted EBITDA as a percent of total revenues	22.6%	21.0%	20.6%	20.9%	22.1%	22.2%	22.6%	23.2%

The disclosure set forth in the Offer to Purchase under Section 9 – “Source and Amount of Funds” is hereby amended by adding the sentence “The Senior Notes are expected to bear interest at a fixed rate subject to market conditions.” immediately after the reference to “Interest Rate.” in the third paragraph under the subheading “Issuance of Senior Notes and/or Bridge Facility”.

The disclosure set forth in the Offer to Purchase under Section 9 – “Source and Amount of Funds” is hereby further amended by adding the paragraph “Security. The Senior Notes and the bridge loans will be unsecured.” immediately after the fourth paragraph under the subheading “Issuance of Senior Notes and/or Bridge Facility”.

The disclosure set forth in the Offer to Purchase under Section 11 – “The Merger Agreement and Other Agreements” is hereby further amended by deleting in its entirety the reference to “(the “Offer Closing”)” following the subheading “Extension of the Offer”.

The disclosure set forth in the Offer to Purchase under Section 14 – “Certain Conditions of the Offer” is hereby amended by adding “provide that such” immediately after the reference to “which” in item (iii).

The disclosure set forth in the Offer to Purchase under Section 14 – “Certain Conditions of the Offer” is hereby further amended by adding “(for the avoidance of doubt, the determination as to whether or not this clause (ii) is satisfied shall be made as of the expiration of the Offer)” immediately after the reference to “(after giving effect to the exercise of the Top-Up Option)” in item (iv)(f).

The disclosure set forth in the Offer to Purchase under Section 15 – “Certain Legal Matters; Regulatory Approvals” is hereby amended by deleting and replacing in their entirety the second and third paragraphs following the heading “United States Antitrust Compliance” with the following:

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Apollo Investment Fund VIII, L.P. of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC.

Apollo Investment Fund VIII, L.P. filed a Premerger Notification and Report Form with the FTC and Antitrust Division on January 17, 2014. On January 28, 2014, the FTC granted early termination of the waiting period under the HSR Act, effective immediately. Accordingly, the Offer Condition relating to the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 14 – “Certain Conditions of the Offer” of the Offer to Purchase.

The disclosure set forth in the Offer to Purchase under Section 15 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby further amended by adding the following immediately after the final paragraph of the subsection captioned “Litigation”:

On January 24, 2014, the plaintiff in the Coyne Action filed an amended complaint. The amended complaint incorporates all of the allegations in the original complaint and adds allegations that the Company’s board approved a Schedule 14d-9 that omitted certain material information in violation of their fiduciary duties. The amended complaint further requests an order directing the Company’s board to disclose such allegedly omitted material information and, if necessary, extend the closing of the Offer to permit such information to be disseminated to the Company’s stockholders.

On January 28, 2014, the plaintiffs in the Coyne and Dixon Actions jointly filed a motion in each action for a temporary restraining order, expedited discovery, and the scheduling of a hearing for plaintiffs’ motion for temporary injunction seeking expedited discovery and a hearing date in anticipation of a motion for a temporary injunction. These motions remain pending as of the time of filing of this Amendment.

The disclosure set forth in the Offer to Purchase under Section 17 – “Miscellaneous” is hereby amended by deleting and replacing in its entirety the first paragraph with the following:

We are not aware of any state in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If we become aware of any state in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such states.

The disclosure set forth in the Letter of Transmittal is hereby amended by deleting and replacing in its entirety the first sentence of the first paragraph with the following:

We are not aware of any state in which the making of the Offer (as defined below) or the tender of Shares (as defined below) in connection therewith would not be in compliance with the laws of such state. If we become aware of any state in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such states.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(D)	Amended Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 24, 2014, in the District Court of Shawnee County, Kansas.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2014

Q Merger Sub Inc.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

Queso Holdings Inc.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

Apollo Management VIII, L.P.

By:	AIF VIII Management, LLC, its General Partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 16, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Parent, the Offeror and the Company on January 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).

(a)(1)(G)	Summary Advertisement published in the Wall Street Journal and dated January 16, 2014.*

(a)(5)(A)	Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 21, 2014, in the District Court of Shawnee County, Kansas.*

(a)(5)(B)	Complaint filed by John Solak, individually and on behalf of all others similarly situated, on January 22, 2014, in the District Court of Shawnee County, Kansas, Civil Division.*

(a)(5)(C)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on January 24, 2014, in the District Court of Shawnee County, Kansas.*

(a)(5)(D)	Amended Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 24, 2014, in the District Court of Shawnee County, Kansas.

(b)(1)	Commitment Letter, dated as of January 15, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC.*

(d)(1)	Agreement and Plan of Merger, dated as of January 15, 2014, by and among Q Merger Sub Inc., Queso Holdings Inc. and CEC Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).

(d)(2)	Limited Guarantee, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. in favor of CEC Entertainment, Inc.*

(d)(3)	Equity Commitment Letter, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. to Queso Holdings, Inc.*

(g)	None.

(h)	None.

*	previously filed